Form SBSE-BD

OMB Approval	
OMB Number:	3235-0696
Expires	January 31, 2028
Estimated average burden hours per	
response:	10.5 hours
per amendment:	1 hour

Application for Registration of Security-based Swap Dealers and Major Security-based Swap Participants that are Registered Broker-dealers

SEC 2926 (9/19)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM SBSE-BD INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. **FORM** - Form SBSE-BD is the Application for Registration as either a Security-based Swap Dealer or Major Security-based Swap Participant (collectively, “SBS Entities”) by an entity that is registered or registering with the Commission as a broker or dealer. These SBS Entities must file this form to register with the Securities and Exchange Commission. An applicant must also file Schedule F, as appropriate. There are no Schedules A, B, D, or E.
2. **DEFINITIONS** – Form SBSE-BD uses the same definitions as in Form BD.
3. **ELECTRONIC FILING** - This Form SBSE-BD must be filed electronically with the Commission through the EDGAR system, and must utilize the EDGAR Filer Manual (as defined in 17 CFR 232. 11) to file and amend Form SBSE-BD electronically to assure the timely acceptance and processing of those filings. Additional documents shall be attached to this electronic application.
4. **UPDATING** - By law, the *applicant* must promptly update Form SBSE-BD information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason [17 CFR 240.15Fb2-3]. In addition, the applicant must update any incomplete or inaccurate information contained on Form SBSE-BD prior to filing a notice of withdrawal from registration on Form SBSE-W [17 CFR 15Fb3-2(a)].
5. **DEFINITION** - For purposes of Form SBSE-BD, the term “unique identification code” or “UIC” means a unique identification code assigned to a person by an internationally recognized standards-setting system that is recognized by the Commission [pursuant to Rule 903(a) of Regulation SBSR (17 CFR 242.903(a))].
6. **FEDERAL INFORMATION LAW AND REQUIREMENTS** - An agency may not conduct or sponsor, and a *person* is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 15F, 17(a) and 23(a) of the Exchange Act authorize the SEC to collect the information on this form from registrants. <u>See</u> 15 U.S.C. §§78o-10, 78q and 78w. Filing of this form is mandatory. The principal purpose of this Form is to permit the Commission to determine whether the *applicant* meets the statutory requirements to engage in the security-based swap business. The Commission maintain[s] a file of the information on this form and will make information collected via the form publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

B. FILING INSTRUCTIONS

1. FORMAT

a. Items 1-7 and the accompanying Schedules must be answered and all fields requiring a response must be completed before the filing will be accepted.

b. Failure to follow instructions or properly complete the form may result in the application being delayed or rejected.

c. *Applicant* must complete the execution screen certifying that Form SBSE-BD and amendments thereto have been executed properly and that the information contained therein is accurate and complete.

d. To amend information, the *applicant* must update the appropriate Form SBSE-BD screens.

e. A paper copy, with original signatures, of the initial Form SBSE-BD filing and Schedules must be retained by the *applicant* and be made available for inspection upon a regulatory request.

The mailing address for questions and correspondence is:

The Securities and Exchange Commission
Washington, DC 20549

FORM SBSE-BD	Application for Registration as a Security-based Swap Dealer and Major Security-based Swap Participant that is Registered as a Broker-Dealer	Official Use	Official Use Only

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as an SBS Entity, would violate the Federal securities laws and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

[✓] **APPLICATION** [ ] **AMENDMENT**

1. Exact name and CRD number of the *applicant:*

A. Full name of the *applicant*:
CLEAR STREET LLC

B. CRD No.: 288933
UIC No. (if any):

C Website/URL: https://www.clearstreet.io/legal/clear-

D. Contact Employee:
Name: Andrew Weg
Title: Chief Compliance Officer, Derivatives
Telephone Number: 9177207035
Email Address: aweg@clearstreet.io

E. Chief Compliance Officer designated by the *applicant* in accordance with Exchange Act Section 15F(k):
Name: Andrew Weg
Title: Chief Compliance Officer, Derivatives
Telephone Number: 9177207035
Email Address: aewg@clearstreet.io

2. A. The *applicant* is registering as a security-based swap dealer: [✓] Yes [ ] No

B. The *applicant* is registering as a major security-based swap participant: [ ] Yes [✓] No
Because it: (check all that apply)
[✓] maintains a substantial security-based swap position
[ ] has substantial counterparty exposure [ ] is highly leveraged relative to its capital position

3. A. The *applicant* is presently registered with the Commodity Futures Trading Commission as a:
[ ] Swap Dealer [ ] Major Swap Participant

B. The *applicant* is registering with the Commodity Futures Trading Commission as a:
[ ] Swap Dealer [ ] Major Swap Participant

4. Is the *applicant* subject to regulation by a prudential regulator, as defined in Sec. 1a(39) of the Commodity Exchange Act.
[ ] Yes [✓] No If "*yes*," identify the prudential regulator: ___________________________________.

5. Is the *applicant* registered with the Commission as an over-the-counter derivatives dealer?
[ ] Yes [✓] No

6. Briefly describe the *applicant's* business:
Clear Street LLC is registering as a Security Based Swap Dealer to provide clients exposure to securities through Total Return Swaps which is hedges in a delta neutra

7. Is the *applicant* registered with a foreign financial regulatory authority?
[ ] Yes [✓] No
If "*yes*," list all such registrations on Schedule F, Page 1, Section II.

EXECUTION:

The applicant consents that service of any civil action brought by or notice of any proceeding before the Securities and Exchange Commission in connection with the applicant's security-based swap activities, unless the applicant is a nonresident SBS Entity , may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 1E and 1F. If the applicant is a nonresident SBS Entity, it must complete Schedule F to designate a U.S. agent for service of process.

The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including schedules attached hereto, and other information filed herewith are current, true and complete. The undersigned and applicant further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

04/09/2025
Date (MM/DD/YYYY)

Andrew Weg
Name of Applicant

By: Andrew Weg
Signature

Chief Compliance Officer, Derivatives
Name and Title of Person Signing on *Applicant's* behalf

This page must always be completed in full.

DO NOT WRITE BELOW THIS LINE – FOR OFFICIAL USE ONLY

Schedule F of FORM SBSE-BD **NONRESIDENT SECURITY-BASED SWAP DEALERS AND MAJOR SECURITY-BASED SWAP PARTICIPANTS**	*Applicant* Name: CLEAR STREET LLC Date: 04/09/2025 Firm SEC No.: 288933	**Official Use**

Section I ***Service of Process and Certification Regarding Access to Records***

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

(1) provide the Commission with prompt access to its books and records, and

(2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

A. Name of United States person *applicant* designates and appoints as agent for service of process

United Corporate Services, Inc.

B. Address of United States person *applicant* designates and appoints as agent for service of process

800 North State Street, Suite 304, Kent County, Dover, DE 19901

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

(b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

Applicant can as a matter of law, and will;

(1) provide the Commission with prompt access to its books and records, and

(2) submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(1)(ii) or (c)(2) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(1)(ii) or (c)(2) of 17 CFR 240.15Fb2-4].

Signature: Andrew Weg

Name and Title: Andrew Weg - Chief Compliance Officer, Derivatives

Date: 04/09/2025

Registration with Foreign Financial Regulatory Authorities

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 7. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
1.			
2.			
3.			

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.